

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 13, 2015

VIA ELECTRONIC MAIL

Ms. Rachel V. Nass
American Funds
6455 Irvine Center Drive
Irvine, CA 92618-4518

>   Re.: American Funds (the "Registrant"); American Funds Strategic Bond Fund (the "Fund"); File Nos.: 333-207474/811-23101

Dear Ms. Nass:

The staff has reviewed the registration statement referred to above, which the Commission received on October 15, 2015. Item references are to the item numbers set forth in Form N-1A.

I. General

Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. *See* Rule 313(b)(1) of Regulation S-T.

II. Prospectus Comments

A. Fees and Expenses of the Fund

1. Please confirm that the expense reimbursement arrangement will be in effect for no less than one year from the effective date of the Fund's registration statement. If the adviser may recoup previously reimbursed expenses, please include the terms of the recoupment in a footnote.

2. In the introduction to the expense examples, please disclose that expenses reflect the reimbursement through the expiration date and then the total annual expenses thereafter.

B. Items 4 and 9

1. The Principal Investment Strategies section is drafted to cover potential investment in a "broad range of securities, including corporate bonds and debt and mortgage-backed securities . . . and certain derivative instruments." In light of this disclosure, to the extent

possible, the disclosure should provide more specificity as to the actual securities that are intended as part of the Fund's principal investment strategy. Furthermore:

> a. We note that since the SAI discloses that the Fund will be investing in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate with respect to these securities. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If investment in CoCos will be a principal investment strategy of the Fund, the prospectus should provide a description of them, with appropriate risk disclosure, including the percentage of the Fund's assets that could be invested.

> b. With respect to derivatives, please review your disclosure in light of the observations from this Division *See Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov. In particular please disclose the specific types of derivative transactions in which the Fund may engage and the purpose of such investments. Also, please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for purposes of the Fund's Rule 35d-1 80% policy.

> c. Please disclose whether the Fund has any requirements concerning duration when investing in debt instruments.

2. Please revise the disclosure in the section captioned, "Investment Objective, Strategies and Risks," (p. 8) as required by Item 9. Disclosure in response to Items 4 and 9 cannot be substantially the same. According to Form N-1A, the disclosure provided pursuant to Item 4 should be a summary of the disclosure provided pursuant to Item 9 of the Form. *See also* IM Guidance Update 2014-08.

3. Restricted or illiquid securities: You state that, "[i]f the fund holds more than its allowable amount of illiquid assets due to appreciation of illiquid securities, the depreciation of liquid securities or changes in market conditions, the fund will seek over time to increase its investments in liquid securities to the extent practicable." Please state that the Fund's investments in illiquid securities are limited to 15% of the Fund's assets. Moreover, the Fund's policy quoted above is inconsistent with the staff's view that the 15% cap on investments in illiquid assets is not limited to the time of purchase. Please revise.

4. Please consider adding or expanding on disclosure with respect to the following:

> a. Debt Securities -- We note that IM Guidance Update 2014-1 discusses risk factors particularly relevant to ixed income securities. Please consider including a discussion of these issues in your risk disclosure.

b. New Fund: Please consider disclosing in the summary and in the Item 9(c) disclosure the risks associated with investing in a new fund (*e.g.*, the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

c. Investing in lower rated debt instruments: Please consider disclosing the lowest rating of a security in which the Fund may invest and whether the Fund may, as part of its principal investment strategies, invest in securities that are in default. Please disclose that junk bonds are speculative in nature.

C. Prior Investment Results of Capital Research and Management Company

1. In the first paragraph under this caption, it is not clear whether Capital Research and Management Company was solely responsible for the historical returns cited. Please revise.

2. Please explain your basis for calling the presentation a "composite" since only one account's performance is shown.

3. Since the GIPS method of calculating performance is used, please confirm that performance is shown net of all actual fees and expenses and not just net of management fees. The current disclosure is not clear.

4. Instead of the caption "Strategic Bond Composite," please revise to "Prior Related Performance Information," or "Prior Related Performance Information of the Adviser."

5. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

6. We may have additional comments when the completed performance presentation is shown in a pre-effective amendment.

III. **SAI Comments**

A. **Fund policies --** You state, "[a]ll percentage limitations in the following fund policies are considered at the time securities are purchased and are based on the Fund's net assets unless otherwise indicated." Accordingly, when discussing the fundamental policy regarding borrowing, please revise to make clear that the limits on borrowings are not limited to the time of the borrowing.

B. **Portfolio Holdings**: In this section, identify by name all third parties who receive portfolio holdings information in advance pursuant to an ongoing arrangement.

IV. **Part C**

A. **Signatures:** Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. The signature page of the registration statement does not appear to comply with Section 6(a) in that most of the required signatures are missing. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

B. **Exhibits. "Form of" Agreements**: Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of the executed rather than "form of" agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule

V. **General Comment and Representation of the Registrant**

A. We note that portions of the filing are incomplete. The staff may have additional comments on incomplete portions of the filing when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

B. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

C. Notwithstanding our comments, in the event a Registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert the staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

Responses to these comments should be made in a letter to me filed on EDGAR and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after we receive your response to our comments. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. My e-mail address is scottpa@sec.gov, and documents can be faxed to me at (202) 772-9285. Mail or deliveries should include reference to zip code 20549-8633.

Sincerely,

/s/ Patrick Scott

Patrick Scott
Senior Counsel
Office of Disclosure and Review